

June 16, 2010

<u>Via U.S. Mail</u>

Martin Stremplat
BMW Auto Leasing LLC
Financial Services Vehicle Trust
300 Chestnut Ridge Road
Woodcliff Lake, NJ 07677

>   **Re: BMW Auto Leasing LLC**
>   **Financial Services Vehicle Trust**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed June 2, 2010**
>   **File No. 333-166296**

Dear Mr. Stremplat:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Supplement</u>
<u>Cover Page</u>

1.   We note your response to our prior comment nine; however, it did not appear that the cross-reference to the risk factors section was in bold styling. Please revise or advise.

Summary of Terms, page S-4
Revolving Period, page S-12

2.   We note your response to our prior comment 11. Please revise to indicate when
        the revolving period will begin. Please also similarly revise the disclosure on
        page S-51. Refer to Item 1103(a)(5)(i) and 1111(g)(1) of Regulation AB.

Credit Enhancement, page S-14

3.   We note your response to our prior comment 13. Please revise this section to
        include the information provided in the third and fourth sentences of your
        response to that comment.

The Sponsor, Administrator and Servicer, page S-30
Securitization Experience, page S-30

4.   We note your response to our prior comment 14. Please revise the first paragraph
        of this section to disclose whether any private offerings has defaulted,
        experienced any trigger events or failed to pay principal in full at maturity and
        whether BMW FS has defaulted in its payment obligations under its ABS private
        offerings.

5.   We note your response to our prior comment 15 and reissue our comment. Please
        revise this section to include a discussion of the sponsor's experience in and
        overall procedures for originating or acquiring and securitizing assets of the type
        included in the current transaction. Refer to Item 1104(c) of Regulation AB.

6.   We note your response to our prior comment 16 and we reissue in part. Please
        revise to provide information regarding the size and composition of BMW FS'
        portfolio of assets of the type to be securitized and the composition of BMW FS'
        portfolio of serviced assets of the type included in the current transaction.
        Additionally, please revise the first sentence of the last paragraph of the Servicing
        section on page S-31 to clarify that the tables show BMW FS' servicing
        experience for its entire portfolio of motor lease vehicles or please advise.

Description of the Transaction Documents, page S-57
Extensions and Pull-Ahead Program, page S-62

7.   We note your response to our prior comment 19. Please advise as to how your
        response is consistent with the disclosure in this section. We note for example
        that the servicer may extend the term of a specified lease, and will be required to
        repurchase that lease from the pool if the extension exceeds six months.

Material Income Tax Consequences, page S-66

8.   We note your response to our prior comment 20. Please revise this section to reflect that the discussion represents counsel's opinion. Please also similarly revise the "Material Income Tax Consequences" section in the prospectus.

Prospectus

BMW FS' Lease Financing Program, page 29
Servicing, page 30

9.   We note your response to our prior comments 22 and 27. Please advise as to whether any leases are charged-off later than when they become 180 + days delinquent.

Use of Proceeds, page 34

10.   We note your response to our prior comment 28. Please revise your disclosure to state that if such expenses are paid to the sponsor, servicer, depositor, issuing entity, originator, underwriter or any affiliate of the foregoing, you will separately identify the type and amount of expenses paid to each such party. Refer to Item 1107(j) of Regulation AB.

The Notes, page 37
Principal and Interest on the Notes, page 38

11.   We note your response to our prior comment 29. Please revise the last sentence of the first paragraph of this section to clarify that a series of notes is not redeemable at the discretion of the issuer or the holder of the security.

Part II

Exhibit 5.1

12.   Please revise the first sentence of the second paragraph to clarify that you have only relied upon corporate records, documents, agreements or other instruments for matters of fact only or please advise.

13.   Please revise the second sentence of the second paragraph to delete the phrase "without independent inquiry." Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as purchasers of the notes are not in a position to perform such an investigation or verification.

14.   Please revise the third sentence of the second paragraph to clarify what matters you have relied upon in the registration statement, prospectus and form of prospectus supplement or please advise.

15.   Please revise the third to last paragraph of the opinion to include the laws of the State of Delaware as the issuing entity will be a Delaware statutory trust or please advise.

16.   Please revise the penultimate paragraph to state that the notes will be binding obligations of the issuing entity. Refer to Item 601(b)(5) of Regulation S-K.

17.   Please provide a signed opinion with the next filing of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact John Dana Brown at (202) 551-3859. If you need further assistance, you may contact me at (202) 551-3574.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

cc: Reed D. Auerbach, Esq.
        Bingham McCutchen LLP
        Fax: (212) 752-5378